CLAYTON HOLDINGS, INC.
2 Corporate Drive
Shelton, Connecticut 06484

March 21, 2006

VIA EDGAR TRANSMISSION

VIA FACSIMILE 202.772.9209

Ms. Amanda McManus
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Clayton Holdings, Inc. Registration Statement on Form S-1 (File No. 333-129526)

Dear Ms. McManus:

        Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Clayton Holdings, Inc. (the "Registrant") hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, March 23, 2006 at 3:30 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

        The Registrant acknowledges that:

  •
  should the U.S. Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of securities specified in the above-referenced Registration Statement; and

  •
  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or comments regarding the foregoing, please contact Michael Turner of Goodwin Procter LLP at (617) 570-1163.

Sincerely,
CLAYTON HOLDINGS, INC.
By:	/s/ FRANK P. FILIPPS
Name:	Frank P. Filipps
Title:	Chief Executive Officer and President